July 29, 2005

By U.S. mail and facsimile to (414) 524-3232

R. Bruce McDonald
Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201

      Re:	Johnson Controls, Inc.
      Form 10-Q for the period ended March 31, 2005
      Filed May 6, 2005
      File No. 1-5097

Dear Mr. McDonald:

      We have reviewed your response letter dated July 18, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended March 31, 2005

Prior Comments 4 and 5

1.  	It does not appear that the $11.5 million and $69 million tax benefits recognized in the 12/31/04 and 3/31/05 quarters, respectively, are changes in tax status as contemplated by paragraphs
28 and 112 of SFAS 109. Instead, it appears that these benefits have arisen from tax planning strategies and not from changes in tax laws or tax rates. If this understanding is not correct then please clarify the issue in a letter of supplemental information. Otherwise, the description of these tax benefits should be clarified in your filings.

Tax planning strategies are specifically addressed in paragraphs
22
and 23 of SFAS 109 as a factor to consider when determining the amount of deferred tax asset valuation allowances required. It appears that you may use German and French NOL`s as ordinary tax deductions for US income tax purposes. Therefore, it is not clear why a full valuation allowance is recorded against these tax assets at 3/31/05. In this regard, we note the consistent history of substantial taxable income and the Registrant`s positive forecasts of future sales and earnings.
Please

clarify this issue in a letter of supplemental information. This apparent inconsistency should also be clarified in the critical accounting policy section of your filings.

Prior Comment 8

2.  	Please ensure that the revised disclosures specifically
address
the negative trend in consolidated gross margin over the past 8 fiscal quarters. Disclose whether this trend is expected to continue and the specific competitive and business factors that constrain management`s ability to reverse this trend. Relevant factors could also include:
the remaining duration of material long term pricing agreements; the strategies being used to manage your exposure to the rising raw materials prices; and whether you are able to secure long-term raw materials pricing arrangements to match your obligations under the long term pricing agreements with your customers.

It is our understanding that the decrease in gross margin you are experiencing is the result of a decline in sales prices and an increase in raw materials prices. Note that Item 303(a)(3)(ii) and
(iii) of Regulation S-K requires you to disclose the extent to which sales variances were impacted by price changes. This impact should be quantified in MD&A given your assertion that the impact has been material. This is also necessary to a reader`s understanding of whether the material decline in gross margin is primarily attributable to the price changes or to the increases in raw materials costs.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have questions regarding these comments.


							Sincerely,


							Nili Shah
		Branch Chief
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Mr. R. Bruce McDonald
Johnson Controls, Inc.
July 29, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE